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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of: January 2005

                         Commission File Number: 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
             (Exact name of registrant as specified in its charter)

                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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      On January 28, 2005, BE Semiconductor Industries N.V. (the "Company")
issued and sold (euro)46.0 million aggregate principal amount of the Company's 5.5% convertible notes due 2012 (the "Notes").

      The Notes bear interest at a rate of 5.5% per annum payable semi-annually, with the first payment being made on July 28, 2005. The Notes, with an initial conversion price of (euro)5.125, mature on January 28, 2012 at a price equal to 100% of the principal amount. If the Notes are not converted prior to January 28, 2009, and the price of the Company's ordinary shares exceeds 130% of the then effective conversion price, the Company may redeem the outstanding Notes.

      A copy of the prospectus (the "Prospectus") pursuant to which the Notes were offered was delivered to all of the purchasers of the Notes prior to the sale thereof. The Prospectus is attached hereto as Exhibit 10.1. The foregoing description of the Notes does not purport to be complete and is qualified in its entirety by reference to the Prospectus.

      On January 12, 2005, the Company issued a press release announcing the final terms pursuant to which the Notes would be issued. A copy of such press release is attached hereto as Exhibit 99.1. On January 13, 2005, the Company issued a press release announcing that Morgan Stanley & Co. International Limited had exercised the option granted by the Company to acquire Euro 6.0 million in principal amount of additional Notes, thereby increasing the aggregate principal amount of Notes sold by the Company from Euro 40.0 million to Euro 46.0 million. A copy of such press release is attached hereto as
Exhibit 99.2.

      On January 5, 2005, the Company issued a press release announcing that it had completed its acquisition of Datacon Technology AG. A copy of such press release is attached hereto as Exhibit 99.3.

Exhibits

10.1     Prospectus in connection with the issuance and sale of the Notes
99.1     Press release issued on January 12, 2005
99.2     Press release issued January 13, 2005
99.3     Press release issued on January 5, 2005

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      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BE SEMICONDUCTOR INDUSTRIES N.V.

                                     /s/ Richard W. Blickman
                                 By:_____________________________
                                    Name: Richard W. Blickman
                                    Title: President and Chief Executive Officer

                                           March 18, 2005
                                    Date: ______________________________________